UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAWSON INFRASTRUCTURE GROUP Inc.
(Exact name of registrant as specified in its charter)

Delaware	88-0445167
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

950 Railroad Avenue, Midland, Pennsylvania	15059
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series C Junior Participating Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

On February 1, 2026, the Board of Directors (the “Board”) of MAWSON INFRASTRUCTURE GROUP Inc. (the “Company”) authorized and declared a dividend distribution of one right (each, a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Stock”), of the Company to stockholders of record as of the close of business on February 12, 2026 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company at an exercise price of $20.60 (the “Exercise Price”), subject to adjustment. The complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 2, 2026, between the Company and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent. Capitalized terms used herein that are not defined herein will have the meanings ascribed to them in the Rights Agreement.

The Board adopted the Rights Agreement to protect the interests of Company stockholders. In general terms, subject to certain enumerated exceptions, it works by imposing significant dilution upon any person or group that acquires beneficial ownership of 20% or more of the shares of Common Stock, or if a person or group with beneficial ownership of 20% or more at the time the adoption of the Rights Agreement is announced acquires any additional shares of Common Stock, without the prior approval of the Board. In general, any person will be deemed to beneficially own any securities (a) as to which such person has any agreement, arrangement or understanding with another person for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock or (b) that are the subject of a derivative transaction or constitute a derivative security. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board.

The following is a summary of the terms of the Rights, the Rights Agreement and the Preferred Stock. The summary does not purport to be complete and is qualified in its entirety by the full text of the Certificate of Designation and the Rights Agreement, copies of which are attached as Exhibits 3.1 and 4.1 hereto and are incorporated herein by reference.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding share of Common Stock. Prior to the Distribution Date referred to below:

●	the Rights will be evidenced by and trade with the certificates for the Common Stock (or, with respect to any uncertificated Common Stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

●	new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Common Stock registered in book entry form, this legend will be contained in a notation in book entry); and

●	the surrender for transfer of any certificates for Common Stock (or the surrender for transfer of any uncertificated Common Stock registered in book entry form) will also constitute the transfer of the Rights associated with such Common Stock.

Rights will generally accompany any new shares of Common Stock that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable following (1) the 10th Business Day after the public announcement that (a) a person or group of affiliated or associated persons (such person or group, an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the Common Stock or (b) a person or group of affiliated or associated persons (such person or group, a “Grandfathered Stockholder”) with beneficial ownership of 20% or more at the time the adoption of the Rights Agreement is announced has acquired any additional shares of Common Stock (which acquisition shall render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement) or, in the event the Board of Directors determines on or before such 10th Business Day to effect an exchange of the Rights and determines that a later date is advisable, such later date that is not more than 20 days after the Stock Acquisition Date; or (2) the 10th Business Day (or such later date as may be determined by the Board prior to such time as any person becomes an Acquiring Person) after a person or group announces a tender or exchange offer that would result in such person or group becoming an Acquiring Person.

The date on which the Rights separate from the Common Stock and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders as of the close of business on the Distribution Date and the Rights will become transferable and trade independently from the Common Stock. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Stock Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price (i.e., $20.60) one one-thousandth of a share of Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of a share of Preferred Stock is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.

Each one one-thousandth of a share of Preferred Stock, if issued, will:

●	not be redeemable;

●	entitle holders to quarterly dividend payments of $0.0001 per one one-thousandth of a share of Preferred Stock, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

●	entitle holders upon liquidation either to receive $0.0001 per one one-thousandth of a share of Preferred Stock or an amount equal to the payment made on one share of Common Stock, whichever is greater;

●	have the same voting power as one share of Common Stock; and

●	entitle holders to a payment per one one-thousandth of a share of Preferred Stock equal to the payment made on one share of Common Stock if the Common Stock is exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 20% or more of the Common Stock, or if a Grandfathered Stockholder acquires beneficial ownership of any additional shares of Common Stock, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price.

Following the occurrence of an event set forth in the preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person and its affiliates and associates, and certain transferees of the foregoing will be void.

Flip-Over Trigger

If, after an Acquiring Person obtains beneficial ownership of 20% or more of the Common Stock or a Grandfathered Stockholder acquires beneficial ownership of any additional shares of Common Stock, (1) the Company merges into or consolidates with another entity, (2) an acquiring entity merges into the Company and the Common Stock is converted into other securities or property or (3) the Company transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.0001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board) at any time on or prior to the time as any Person becomes an Acquiring Person. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.0001 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend, stock split or reclassification of the Preferred Stock or Common Stock.

Exchange Provision

At any time after the date on which an Acquiring Person obtains beneficial ownership of 20% or more of the Common Stock or a Grandfathered Stockholder acquires beneficial ownership of any additional shares of Common Stock, and prior to the acquisition by the Acquiring Person or Grandfathered Stockholder of beneficial ownership of 50% or more of the Common Stock, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one share of Common Stock.

Term; Expiration of the Rights

The Rights have a one (1) year term, unless the Rights are earlier redeemed, exchanged or terminated. Accordingly, the Rights expire on the earliest of (1) 5:00 p.m., Eastern time, on February 1, 2027 or (2) the redemption or exchange of the Rights as described above.

Amendment of Terms of the Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights certificates, Preferred Stock or Common Stock in order to cure any ambiguities, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions in the Rights Agreement, or make any other change, amendment or supplement to any provisions of the Rights Agreement which the Company may deem necessary or desirable. However, from and after such time as any Person becomes an Acquiring Person, the terms of the Rights and the Rights Agreement may not be amended to adversely affect the interests of the holders of Rights.

Voting Rights; Other Stockholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Stock or Common Stock.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least one percent of the Exercise Price. No fractional shares of Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock) or Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Stock or Common Stock, as applicable.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of Rights, Preferences and Privileges of Series C Junior Participating Preferred Stock of MAWSON INFRASTRUCTURE GROUP Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by MAWSON INFRASTRUCTURE GROUP Inc. with the U.S. Securities and Exchange Commission on February 2, 2026).

4.1	Rights Agreement, dated as of February 2, 2026, by and between MAWSON INFRASTRUCTURE GROUP Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by MAWSON INFRASTRUCTURE GROUP Inc. with the U.S. Securities and Exchange Commission on February 2, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: February 2, 2026	MAWSON INFRASTRUCTURE GROUP INC.

	By:	/s/ Kaliste Saloom
	Name:	Kaliste Saloom
	Title:	Interim Chief Executive Officer, General Counsel & Corporate Secretary